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                                                                Exhibit 99(b)(2)

                      LANDRY'S SEAFOOD RESTAURANTS, INC.
               FIRST AMENDMENT TO THE $200,000,000 FIRST AMENDED
               AND RESTATED CREDIT AGREEMENT DATED JUNE 28, 2000

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The following information represents summary indicative terms for an amendment to the credit facility for Landry's Seafood Restaurants, Inc. These terms and conditions are based upon our review of information provided to us to date and are subject to change if further information provided to Bank of America, N.A. or Banc of America Securities LLC differs materially from what is presently known. This information is confidential and may not be released by you or your representatives or agents, in written or verbal form, without prior written consent of Bank of America, N.A. or Banc of America Securities LLC.
================================================================================

The following will be sought with respect to the amendment to the Facility:
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1. Acquisition Consent for Rainforest Cafe, Inc.: A one-time consent under
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   Section 7.11 (a) (Acquisitions) to permit the Borrower's acquisition of 100%
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   of the stock of Rainforest Cafe, Inc. (the "Target") in an amount not to exceed $86 million. Such amount is before $15 million of cash held by the Target that is to be used by the Borrower upon closing of the acquisition. Further, such amount includes near term severance costs, cash payouts for options and other transaction costs, but excludes reserves for store closures and future severance costs (as further described below).

   For clarification, the Borrower will establish in connection with the purchase accounting for the acquisition an additional store closure reserve in the amount of up to $18 million and a severance reserve of up to $7 million. Expenses or charges related to the Target, if any, which exceed these amounts would be deducted from Consolidated EBITDA for covenant calculation purposes.

2. Leverage Ratio: An amendment to Section 7.14 (c) (Leverage Ratio) that
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   permits the covenant level to be re-set at 2.50 to 1.0 upon completion of the acquisition and for the quarters ending December 31, 2000, March 31, 2001, June 30, 2001 and September 30, 2001; stepping down to 2.25x at the quarter ending December 31, 2001 and thereafter.

3. Minimum Restaurant Level Profit Covenant: An amendment to Section 7.14 to add
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   a new Minimum Restaurant level Profit ("RLP") covenant which provides for minimum RLP amounts on a rolling four quarter basis as follows:

        Joe's Crabshack, Landry's Seafood House and The Crabhouse divisions             $70 million
        Rainforest Cafe, Inc. division                                                  $25 million

   RLP is defined as EBITDA attributable to such division(s) before corporate general & administrative expenses and pre-opening expenses.

4. Maintenance Capital Expenditures: An amendment to the defined term
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   Maintenance Capital Expenditures (as such is used in the Fixed Charge
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   Coverage Ratio) whereby the existing definition would be supplemented to include the addition of $100,000 multiplied by the number of restaurants operated by the Target. The eleven (11) restaurants designated for closure by the Borrower will not be included in such calculation provided that these units are closed (or subject to a specific closure agreement for the landlord) by June 30, 2001.
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5.  Acquisition Basket: An amendment to Section 7.11 (a) (Acquisitions) to take
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    effect immediately upon completion of the acquisition whereby the permitted acquisition amount (all consideration) would be reduced to (a) $7.5 million plus (b) $15 million for the acquisition of a single location restaurant operation located in Harris County or Galveston County, Texas until such time as (i) the Leverage Ration (Section 7.14 (c)) has been re-set to a level no greater than 2.25 to 1.0 (i.e., no earlier than December 31, 2001) and (ii) the Borrower's actual reported Leverage Ratio is less than or equal to 2.00 to 1.0.

6.  Stock Repurchase Basket: An amendment to Section 7.07(a) (Restricted
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    Payments) to take effect immediately upon completion of the acquisition
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    whereby the permitted amount of stock repurchases would be reduced to $6 million from the date of acquisition until such time as (i) the Leverage Ratio (Section 7.14(c)) has been re-set to a level no greater than 2.25 to
    1.0 (i.e., no earlier than December 31, 2001) and (ii) the Borrower's actual reported Leverage Ratio is less than or equal to 2.00 to 1.0.


7. Pricing Grid: An amendment to the defined term Applicable Amount whereby the
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   pricing grid is amended in its entirety to read as follows:



   Pricing
    Level         Leverage Ratio                        Commitment Fee    Offshore Rate +    Base Rate +
  --------        --------------                        --------------    ---------------    -----------
      1           Less than 1.0:1                           0.50%             2.00%             0.25%
      2           More than 1.0:1 but less than 1.5:1       0.50%             2.25%             0.50%
      3           Less than 1.5:1 but less than 2.25:1      0.50%             2.50%             0.75%
      4           More than 2.25:1                          0.50%             3.00%             1.25%

Upon Section 7.14 (c) (Leverage Ratio) being re-set to no greater than 2.25:1.0,
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Level 4 will no longer apply and the Leverage Ratio for Level 3 shall return to more than "1.50:1.0".

8.  Amendment Fee: An amendment fee equal to 15 basis points based upon the
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    Lender's commitment amount will be paid to each Lender providing positive consent to the amendment on or before September 18, 2000.


9.  Conditions to the Acquisition: The consent to the tender offer and the
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    acquisition of the Target ("Transaction") will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders generally for transactions similar in nature to this transaction, including, but not limited to, the following:

        (1)  Tender Offer. (a) The acquisition subsidiary shall have acquired
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             more than a majority (on a fully diluted basis) of the common stock of the Target in accordance with the terms of the tender offer and in accordance with all applicable legal requirements; (b) taking into account the effect of shareholders' appraisal rights, the Administrative Agent shall be satisfied that the sole right of the shareholders of Target who do not tender their shares pursuant to the tender offer shall be to receive a cash payment pursuant to the merger; (c) the respective boards of directors of the Target and the Borrower and its subsidiaries shall not have withdrawn, modified or terminated their approval of the tender offer, the Transaction Documents or any of the transactions contemplated thereby; (d) the Lenders' financing of the tender offer and the security arrangements in connection therewith shall not result in any violation of Regulations U or X as in effect on the date of such financing; and (e) the Administrative Agent shall be satisfied that the tender offer and the merger can be consummated without triggering any "poison pill," "shark repellant," or similar anti-takeover device and without any adverse effect from any applicable anti-takeover statutes.
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    (ii) Consents. All governmental, shareholder and third-party consents
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         (including Hart-Scott-Rodino clearance) and approvals required as of the closing date in connection with the Transaction and the other transactions contemplated hereby shall have been obtained; all such consents and approvals shall be in full force and effect; and all applicable waiting periods shall have expired without any action being taken by any authority that could reasonably be expected to restrain, prevent or impose any material adverse conditions on the Transaction or such other transactions or that could reasonably be expected to seek or threaten any of the foregoing.